EXHIBIT 21

Subsidiaries of the Registrant

Subsidiaries	State of Incorporation/Formation
Brad Foote Gear Works, Inc.	Illinois
Broadwind Services, LLC	Delaware
Broadwind Heavy Fabrications, Inc.	Wisconsin
Broadwind Industrial Solutions, LLC	North Carolina